

06014556

KRONES AG
File No. ~~82-3821~~ 82-3871

SUPPL

dlw 6/21

KRONES

		Q1 2006	Q1 2005	Change
Sales	in € m	451.6	404.5	11.6%
Earnings after taxes	in € m	19.1	17.4	9.8%
New orders, cumulative				
including lifecycle service	in € m	488.5	441.5	10.6%
Orders on hand at 31 March				
including lifecycle service	in € m	727.5	686.0	6.0%
Capital expenditures	in € m	17.2	14.0	22.9%
Employees at 31 March				
Worldwide		9,012	8,929	0.9%
Germany		7,379	7,349	0.4%
Earnings per share*	€	1.79	1.64	9.1%
EBIT	in € m	29.1	28.9	0.7%
Cash flow	in € m	31.5	28.8	9.4%

* Diluted and basic

Dear shareholders and friends of KRONES,

The positive business sentiment at the start of this year is reflected in equally good numbers for KRONES. We maintained last year's high level of new orders during the first three months of 2006, taking in €488.5m in new orders for a growth rate of 10.6% over the same period of 2005. We also achieved double-digit growth in sales for the period, with €451.6m in sales amounting to an increase of 11.6% over the same quarter of 2005 and putting us off to a great start towards achieving a considerable increase in sales for the year as a whole.

Our profits figures are also finally where we want them, with earnings after taxes up 9.8%, to €19.1m. High capacity utilisation and further productivity gains contributed to the improvement.

These developments and our current business figures are a promising sign that we are continuing on our course for growth.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Global economy in good shape

The global economy still looks strong, and analysts are predicting global growth of up to 5% for 2006. The strongest motor driving economic growth is the US economy, which will grow by 3.5% as it did in 2005. Japan has consolidated its economic recovery, and the world's second-largest economy is expected to grow by 2.8% this year. The Chinese economy is once again showing extraordinarily strong growth, with forecasts putting growth at 9.5% for 2006. The same figures are forecast for India and Russia. The euro area is also showing stronger signs of recovery. GDP for the area is expected to grow by 2.0% in 2006, better than the 1.3% growth achieved in 2005.

Forecasts suggest that the strong global economy will also benefit the German economy, placing German economic growth as high as 1.7% after a meagre 0.9% in 2005. The ifo business confidence index rose sharply between January and March, from 101.8 to 105.4 points. Exports were also up considerably, and increased imports indicate rising domestic demand.

Germany's machinery and industrial equipment manufacturers are also feeling the effects of this optimism in the economy, which has Germany's most important export sector expecting another increase in production and, for the first time in years, an increase in domestic orders that will provide additional economic momentum.

Optimism in the German economy is bolstered by increasing exports and imports.

Business conditions and expectations for manufacturing in Germany


40
30
20
10
0
-10
-20
-30
-40
2001
2002
2003
2004
2005
2006
Assessment of business conditions
Business expectations

Favourable conditions for KRONES

With increased competitiveness, KRONES will utilise the opportunities offered by a growing market.

KRONES maintained the very positive trend of the past several months in the first quarter. New orders were up 10.6% over the same period of 2005, to €488.5m, and sales were up 11.6% to €451.6m. We are particularly pleased with the 9.8% increase in profits, to €19.1m.

These figures, a continued stable global economic cycle, and continued demand for complete filling lines and packaging machinery give KRONES a positive basis for successfully continuing on the growth course we have followed over the past few years. We will also continue to increase our competitiveness. In pursuit of increased earnings over the long term, we are working to reduce structural costs in our sales organisation, further optimise our research and development, and boost productivity in all of our divisions.

Earlier process optimisation efforts at all levels of the company, longer, more flexible working hours for our employees, and the efficiency-boosting integration of our subsidiaries have us better positioned in 2006 than before. Moreover, the new legislation governing deposits on beverage containers in Germany will result in increased orders for machines and lines for filling and packaging products in non-returnable PET containers.

We will utilise the opportunities offered by growing markets worldwide in the areas of plastics, aseptics, and process engineering. Our range of machines is ideally suited to these areas. Moreover, we are increasingly serving as a »one-stop supplier« that delivers process technology, systems, and materials flow technology from a single source – a trend that is gaining us critical market share.

KRONES GROUP sales and earnings at 31 March, in € m


2002
16.9
344.8
2003
15.9
367.0
2004
16.5
383.4
2005
17.4
404.5
2006
19.1
451.6
Earnings
Sales
HGB
IAS/IFRS

Sales up 11.6%

At €451.6m, KRONES GROUP sales in the first three months of 2006 were up 11.6% on the same period of the previous year (€404.5m).

KRONES GROUP sales at 31 March, in € m


2002
344.8
2003
367.0
2004
383.4
2005
404.5
2006
451.6
HGB
IAS/IFRS

Our three segments increased sales over the same period of 2005.

»Machines and lines for product filling and decoration« – our strongest segment, accounting for 87.5% of total sales – increased first-quarter sales by 8.8% over the same period of the previous year, to €395.0m (Q1 2005: €363.0m).

The »Machines and lines for beverage production/process technology« segment accounted for sales of €35.4m (Q1 2005: €27.2m). »Machines and lines for the low output range (KOSME)« generated sales of €21.2m (Q1 2005: €14.3m).

KRONES GROUP sales, by segment


Machines and lines for the low output range (KOSME) 4.7% (€21.2m)
Machines and lines for beverage production/ process technology 7.8% (€35.4m)
Machines and lines for product filling and decoration 87.5% (€395.0m)

Sales at 31 March 2006: €451.6m


Machines and lines for the low output range (KOSME) 3.5% (€14.3m)
Machines and lines for beverage production/ process technology 6.7% (€27.2m)
Machines and lines for product filling and decoration 89.8% (€363.0m)

Sales at 31 March 2005: €404.5m

New orders up 10.6%

Continued strong demand for KRONES machines and lines for beverage production is reflected in a further increase in new orders, which totalled €488.5m for January, February, and March and thus outperformed the year-earlier figure of €441.5m by 10.6%.

KRONES GROUP new orders at 31 March, in € m


2002
346.5
2003
376.0
2004
405.7
2005
441.5
2006
488.5
HGB
IAS/IFRS

Strong demand for KRONES lines boosts new orders.

Orders on hand up 6.0%

Our orders backlog serves as a good indicator of our excellent production capacity utilisation, which is expected to remain strong in the future, and of our solid business position. At the reporting date of 31 March 2006, orders on hand totalled €727.5m, 6.0% more than in the first three months of 2005 (€686.0m).

KRONES GROUP orders on hand at 31 March, in € m


2002
631.7
2003
622.9
2004
637.2
2005
686.0
2006
727.5
HGB
IAS/IFRS

The KRONES GROUP has a strong orders backlog.

Profits up 9.8%

KRONES also made a huge earnings leap in the first quarter. After-tax earnings rose 9.8% to €19.1m (Q1 2005: €17.4m). Based on earnings before taxes of €30.5m, our return on sales was 6.8%. Two factors in particular contributed to this strong increase in profits: the price wars that had been suppressing earnings of late did not intensify further and our working time model enabled us to cut labour costs.

KRONES GROUP earnings after taxes at 31 March, in € m


2002
16.9
2003
15.9
2004
16.5
2005
17.4
2006
19.1
HGB
IAS/IFRS

Balance sheet structure

The KRONES GROUP's total assets increased 4.5% over the 31 December 2005 total to €1,340.8m thanks to the continued expansion of our business volume.

Current assets grew 5.7% to €930.4m (31 December 2005: €879.9m), and their share of total assets remained virtually unchanged at 69.4% (31 December 2005: 68.6%).

The KRONES GROUP maintained a favourable ratio of debt to equity, at 44.1%

While non-current liabilities remained nearly unchanged, current liabilities increased 7.2% over 31 December 2005 to €596.1m. This was mainly the result of an increase in short-term provisions (+23.0%) and higher prepayments received (+26.4%).

KRONES GROUP asset and capital structure, in € m

	31 Mar 2006	31 Dec 2005
Non-current assets	[illegible]	402.6
of which property, plant and equipment, intangible assets, and financial assets	[illegible]	356.7
Current assets	930.4	879.9
of which cash and equivalents	38.5	56.5
Equity	[illegible]	571.9
Total debt	[illegible]	710.6
Non-current liabilities	[illegible]	154.7
Current liabilities	596.1	555.9
Total	1,340.8	1,282.5

Capital expenditures up considerably

For 2006, we have budgeted €70.0m for capital expenditures to expand and secure our German production locations. In the first three months, we invested €17.2m in measures to optimise processes and increase productivity, including a filler assembly centre that is slated to be completed by the middle of the year and construction of a seven-story technology centre that began in February.

Capital expenditures planned for 2006 total €70m, of which €17.2m were invested in measures to optimise processes and enhance productivity in Q1 2006.

KRONES GROUP capital expenditures at 31 March, in € m


2002
13.2
2003
12.6
2004
10.5
2005
14.0
2006
17.2
HGB
IAS/IFRS

Workforce largely unchanged

At 31 March 2006, KRONES employed 9,012 people worldwide (31 March 2005: 8,929 employees). That number is down 17 compared with 31 December 2005 (9,029).

KRONES GROUP employees at 31 March


2002
8,428
2003
8,701
2004
8,655
2005
8,929
2006
9,012

MANAGEMENT REPORT

KRONES share price tops €100

The KRONES share has long since left behind the €72 low it hit in fall 2005. The share, which is included in the MDAX index, closed at €99.81 on 31 March, booking a gain of 15.4% since the start of the year (€86.49). It reached a new all-time high of €107.45 on 22 March 2006, and even surpassed that in April, hitting €109.60 during trading.

The KRONES share reached a new all-time high of €107.45 in the first quarter of 2006.

The KRONES share from January to April 2006


€109.60
€107.45
85.87 €
€110.0
€107.5
€105.0
€102.5
€100.0
€97.5
€95.0
€92.5
€90.0
€87.5
€85.0
January 2006
February 2006
March 2006
April 2006
KRONES share
MDAX

Interest in the KRONES share remains high. Seven road shows and more than 40 one-on-one talks took place during the reporting period. Regular dialog with institutional and private investors is the very foundation of our open information policy.

The KRONES SHARE from 2001 to 2006


€109.60
€24.50
300.0%
275.0%
250.0%
225.0%
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
2002
2003
2004
2005
2006
KRONES share
MDAX

KRONES underscores its milk expertise at Anuga

At Anuga FoodTec in Cologne, the world's largest food and beverage trade fair, KRONES demonstrated its expanded expertise for milk with exhibits that included a complete aseptic line consisting of a steriliser, a rinser, and a filler that features an isolator for aseptic filling of extended shelf life milk and milk-based drinks. The heart of the line is a weighing filler that's perfectly tailored to the specific needs of the dairy industry. Apart from the filling technology itself, KRONES is also assuming responsibility for process technology and internal logistics in the dairy industry. For example, we create complete lines for the production and thermal treatment of dairy products and develop and install fully automated high-bay warehouses.

Outlook

KRONES has set some ambitious goals once again for 2006. We expect that our sales will fall within the growth corridor we set of between 5% and 10% again this year. In 2005, we increased sales by 11.9%. Growing beverages markets worldwide, our increased involvement in process technology and aseptic filling, and the continued expansion of our lifecycle services will all contribute to further sales growth.

Given the high level of new orders received thus far, we expect earnings before taxes to improve. Our efforts to optimise processes and reduce costs will also further improve our net income. Another factor boosting our net income is the fact that the price wars that have been ongoing until now have stabilised for the moment and we have not been forced to further lower our prices.

Given the high level of new orders received thus far, we expect earnings before taxes to improve in 2006.

In a continuous process of improvement, we are working to reduce structural costs in our sales organisation, further optimise our research and development, and boost productivity in all of our divisions. In addition, optimisation measures in our process technology division, the expansion of our solutions expertise for complete lines, and cost reductions through our new working time model are aimed at further improving our competitiveness. All of these measures will help us reach our goals for 2006 and increase earnings over the long term.



Consolidated interim financial statements of the KRONES GROUP

Consolidated balance sheet

Assets	31 March 2006		31 December 2005	
	in € m	in € m	in € m	in € m
Intangible assets	55.6		54.4	
Property, plant and equipment	289.6		287.1	
Financial assets	15.2		15.2	
Property, plant and equipment, intangible assets, and financial assets	**360.4**		**356.7**	
Deferred tax assets	8.1		9.4	
Trade receivables	41.7		36.0	
Other assets	0.2		0.5	
Non-current assets		**410.4**		**402.6**
Inventories	350.3		326.9	
Trade receivables	464.0		422.9	
Effective income tax receivables	7.0		7.0	
Other assets	75.6		66.6	
Cash and cash equivalents	33.5		56.5	
Current assets		**930.4**		**879.9**
Total assets		**1,340.8**		**1,282.5**

Equity and liabilities	31 March 2006		31 December 2005	
	in € m	in € m	in € m	in € m
Equity		**591.6**		**571.9**
Provisions for pensions	66.3		64.6	
Deferred tax liabilities	4.3		6.5	
Other provisions	39.8		39.2	
Trade payables	0.4		0.3	
Other financial liabilities	12.3		14.0	
Other liabilities	30.0		30.1	
Non-current liabilities		**153.1**		**154.7**
Other provisions	91.3		74.2	
Liabilities to banks	6.4		4.8	
Advance payments received	198.0		156.7	
Trade payables	108.9		112.2	
Effective income tax liabilities	0.4		0.7	
Other financial liabilities	16.1		22.9	
Other liabilities and accruals	175.0		184.4	
Current liabilities		**596.1**		**555.9**
Total equity and liabilities		**1,340.8**		**1,282.5**

Consolidated income statement

	2006	2005	Change
	1 Jan – 31 Mar	1 Jan – 31 Mar	
	in € m	in € m	%
Sales revenues	**451.6**	**404.5**	**11.6%**
Changes in inventories of finished goods and work in progress	7.1	9.2	
Total operating revenue	**458.7**	**413.7**	**10.9%**
Goods and services purchased	-221.3	-201.0	10.1%
Personnel expenses	-139.5	-128.8	8.3%
Other operating income/expenses and capitalised development costs	-56.4	-43.6	29.4%
Depreciation, amortisation and write-downs on non-current assets	-12.4	-11.4	8.8%
EBIT	**29.1**	**28.9**	**0.7%**
Financial income/expense	1.4	0.2	
Earnings before taxes	**30.5**	**29.1**	**4.8%**
Taxes on income	-11.4	-11.7	-2.6%
Net income	**19.1**	**17.4**	**9.8%**
Profit (loss) share of minority interests	0.3	0.1	
Profit (loss) share of shareholders of KRONES GROUP	18.8	17.3	
Earnings per share (diluted/basic) in €	1.79	1.64	

Consolidated cash flow statement

	2006	2005
	3 months	3 months
	in € m	in € m
Earnings before taxes	**30.5**	**29.1**
Depreciation and amortisation (reversals)	12.4	11.4
Increase (decrease) in provisions	19.4	-1.6
Deferred tax item changes recognised in income	-0.9	0.2
Interest expenses and interest income	-1.4	1.9
Proceeds from the disposal of non-current assets	0.1	0.0
Other non-cash items	0.1	-0.1
Increase in inventories, trade receivables, and other assets not attributable to investing or financing activities	-80.8	-68.9
Increase (decrease) in trade payables and other liabilities not attributable to investing or financing activities	17.8	-41.4
Cash generated from operating activities	**-2.8**	**-69.4**
Interest paid	-0.2	-1.1
Income taxes paid	-5.3	-5.5
Cash flow from operating activities	**-8.3**	**-76.0**
Cash payments to acquire intangible assets	-5.8	-7.0
Proceeds from the disposal of intangible assets	0.2	0.0
Cash payments to acquire property, plant and equipment	-11.4	-7.0
Proceeds from the disposal of property, plant and equipment	0.8	1.0
Cash payments to acquire shares in affiliated companies	-1.8	-2.5
Interest received	0.7	0.5
Cash flow from investing activities	**-17.3**	**-15.0**
Proceeds from new borrowing	1.6	18.1
Cash payments to pay lease liabilities	-0.1	-0.1
Cash flow from financing activities	**1.5**	**18.0**
Net change in cash and cash equivalents	**-24.1**	**-73.0**
Change in cash and cash equivalents arising from exchange rates	1.1	0.4
Cash and cash equivalents at the beginning of the period	56.5	75.1
Cash and cash equivalents at the end of the period	**33.5**	**2.5**

Consolidated statement of changes in equity

	Parent company							
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit carried forward	Current group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 31 December 2004	**26.9**	**103.7**	**310.0**	**-2.5**	**5.2**	**18.8**	**61.7**	**523.8**
Amount carried forward to new account						61.7	-61.7	0.0
Consolidated net income for Q1 2005							17.3	17.3
Currency differences				1.9				1.9
Changes in the consolidated group			-0.3					-0.3
Hedge accounting					-1.7			-1.7
At 31 March 2005	**26.9**	**103.7**	**309.7**	**-0.6**	**3.5**	**80.5**	**17.3**	**541.0**
Dividend payment (€1.30 per share)						-13.7		-13.7
Consolidated net income (9 months 2005)							45.9	45.9
Allocation to retained earnings			25.0			-25.0		0.0
Currency differences				4.8				4.8
Changes in the consolidated group			-4.6					-4.6
Hedge accounting					-4.8			-4.8
At 31 December 2005	**26.9**	**103.7**	**330.1**	**4.2**	**-1.3**	**41.8**	**63.2**	**568.6**
Amount carried forward to new account						63.2	-63.2	0.0
Consolidated net income for Q1 2006							18.8	18.8
Currency differences				0.7				0.7
Changes in the consolidated group			0.3					0.3
Hedge accounting					1.7			1.7
At 31 March 2006	**26.9**	**103.7**	**330.4**	**4.9**	**0.4**	**105.0**	**18.8**	**590.1**

Minority interests	Group equity
Equity	
in € m	in € m
1.9	**525.7**
0.0	0.0
0.1	17.4
0.0	1.9
-1.0	-1.3
0.0	-1.7
1.0	**542.0**
0.0	-13.7
0.1	46.0
0.0	0.0
0.0	4.8
2.2	-2.4
0.0	-4.8
3.3	**571.9**
0.0	0.0
0.3	19.1
0.0	0.7
-2.1	-1.8
0.0	1.7
1.5	**591.6**

KRONES GROUP segment reporting

	Machines and lines for beverage production/ process technology		Machines and lines for product filling and decoration		Machines and lines for the low output range (KOSME)		KRONES GROUP	
	2006	2005	2006	2005	2006	2005	2006	2005
	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
Sales revenues	35.4	27.2	395.0	363.0	21.2	14.3	451.6	404.5
Net income	–0.5	0.2	18.6	16.7	1.0	0.5	19.1	17.4
Employees at 31 March*	597	626	7,778	7,669	423	399	8,798	8,694
Return on sales	–1.4%	0.7%	4.7%	4.6%	4.7%	3.5%	4.2%	4.3%

* Consolidated group



INTERIM FINANCIAL STATEMENTS

Notes to the consolidated financial statements of KRONES GROUP

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 31 March 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), in accordance with IFRS 1 »First-time Adoption of International Financial Reporting Standards« as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations can be found on p. 29 of this report.

KOSME GES.M.B.H., Sollenau, Austria, has made use of the option under §245 of the Austrian Commercial Code to be exempted from the obligation to prepare consolidated financial statements in accordance with Austrian generally accepted accounting principles.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The »nature of expense« method has been used for the income statement.
The group's reporting currency is the euro.

- **Consolidated group**

Besides KRONES AG, the consolidated financial statements for the period ended 31 March 2006 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES AG acquired the remaining 15% of the shares in KOSME S.R.L., Roverbella, Italy, in fiscal 2006 and now holds 70% of the shares of this company.

The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings is filed with the Commercial Register of the Regensburg Local Court (HRB 2344).

- **Consolidation principles**

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Inter-company profits from deliveries effected or services rendered between Group companies are not eliminated because the amounts arising from these transactions are not material for the presentation of the group's assets, financial position, and results of operations.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised as income or expense at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Mar 2006	31 Dec 2005	2006	2005
US dollar	USD	1.21	1.18	1.20	1.24
British pound	GBP	0.70	0.69	0.69	0.68
Swiss franc	CHF	1.58	1.56	1.56	1.55
Danish krone	DKK	7.47	7.46	7.46	7.45
Canadian dollar	CAD	1.40	1.38	1.39	1.51
Japanese yen	JPY	142.45	139.10	140.45	136.85
Brazilian real	BRL	2.65	2.75	2.64	3.04
Chinese renminbi (yuan)	CNY	9.68	9.55	9.67	10.20
Mexican peso	MXN	13.20	12.60	12.72	13.50

- **Accounting policies**

  The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

  Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of inventories and provisions, because their preparation requires some critical estimates and forecasts.

- **Intangible assets**

  Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

- **Research and development costs**

  Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

- **Goodwill**

  Goodwill resulting from acquisition accounting is capitalised and an impairment loss recognised in accordance with IAS 36 if impairment is found to exist.

- **Property, plant and equipment**

  Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs (»cost«). A revaluation of property, plant and equipment pursuant to IAS 16 is not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	14—50
Technical equipment and machines	5—15
Furniture and fixtures and office equipment	3—15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount as income, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

- **Leases**

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

- **Financial assets**

Financial assets are recognised at cost, less impairment losses.

- **Derivative financial instruments**

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar, Canadian dollar, British pound, and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently recognised in the income statement when the hedged item is recognised in the income statement.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

- **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring inventories, the FiFo and weighted average cost formulas are applied to groups of inventories of similar nature and use to the company.

- **Receivables and other assets**

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks.

- **Construction contracts for specific customers**

  Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

- **Deferred tax items**

  Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

  The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

- **Provisions for pensions**

  Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

  Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

- **Other provisions**

  Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

  Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

- **Financial liabilities**

  Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost.

- **Sales revenues**

  With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

  Sales revenues are reported less reductions.

- **Standards and interpretations not applied early**

  The IASB has issued the following standards, interpretations, and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

  - IFRS 7 »Financial instruments: Disclosures«
  - Amendment to IAS 1 »Presentation of financial statements« – disclosures about capital

  These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

  The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

  - IFRIC 7 »Applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies«
  - IFRIC 8 »Scope of IFRS 2«
  - IFRIC 9 »Reassessment of embedded derivatives«

Shareholdings

Name and location of the company	Share in capital held by KRONES AG (direct and indirect), in %
■ neusped Neutraublinger Speditions-GmbH, Neutraubling	100.00
■ KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling	100.00
■ ecomac Gebrauchtmaschinen GmbH, Neutraubling	100.00
■ S.A. KRONES N.V., *Mont-St-Guibert, Belgium*	*100.00*
■ KRONES Nordic ApS, Gilleleje, Denmark	100.00
■ SANDER HANSEN A/S, Glostrup, Denmark	100.00
■ KRONES S.A.R.L., Chenne-vières-sur-Marne, France	100.00
■ KRONES UK Ltd., Bolton, UK	100.00
■ KOSME UK Ltd., Burton on Trent Staffordshire, UK	100.00
■ KRONES AG, Buttwil, Switzerland	100.00
■ KRONES S.R.L., Garda (VR), Italy	100.00
■ KRONES Nederland B.V., Boskoop, Netherlands	100.00
■ KRONES Maschinenfabrik Ges.m.b.H., Vienna, Austria	100.00
■ KOSME Gesellschaft mbH, Sollenau, Austria	100.00
■ KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
■ KRONES o.o.o., Moscow, Russian Federation	100.00
■ KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
■ KRONES s.r.o., Prague, Czech Republic	100.00
■ KRONES Iberica, S. A., Barcelona, Spain	100.00
■ KOSME S.R.L., *Roverbella, Italy*	*70.00*
■ KRONES Surlatina S. A., Buenos Aires, Argentina	100.00
■ KRONES do BRAZIL Ltda., São Paulo, Brazil	100.00
■ KRONES S. A., São Paulo, Brazil	100.00
■ KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
■ KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
■ KRONES Asia Ltd., Hongkong, China	100.00
■ KRONES India Pvt. Ltd., Bangalore, India	100.00
■ KRONES Japan Co. Ltd., Tokyo, Japan	100.00
■ KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
■ KRONES Andina Ltda., Bogotá, Columbia	100.00
■ KRONES Korea Ltd., Seoul, Korea	100.00
■ KRONES Mex S. A. de C. V., Mexico City, Mexico	100.00
■ KRONES Spólka z.o.o., Warsaw, Poland	100.00
■ KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
■ KRONES, Inc., Franklin, Wisconsin, USA	100.00
■ *Maquinarias KRONES de Venezuela S. A., Caracas, Venezuela*	*100.00*
■ KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
■ Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00



KRONES AG
Investor Relations
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Phone 00 49(0)94 01-70 32 58
Fax 00 49(0)94 01-70 34 96
E-mail investor-relations@krones.com
Internet www.krones.com